UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


------------------------------------------------------------------------
In the matter of

CSW Energy, Inc.                                             REPORT FOR PERIOD
Dallas, Texas  75202                                          April 1, 2001 to
                                                                 June 30, 2001

File No.  070-07758                                        PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects ("IPP's").

Attached is the information required pursuant to HCAR 35-26417.

(1)       A balance sheet as of the relevant report date. See Exhibit A.

(2) Income statements for the twelve months ended as of the relevant report date.
         See Exhibit B.

(3)      Name, owner, and location of each IPP served by CSW Energy
         during the  quarter.     None.

(4)       The amount of compensation received for each IPP project.    None.

(5) Information on intercompany transactions with CSW Energy related to CSW Energy's consulting services, including
         (a) the name of each associate company providing services,
         (b) a listing of services provided and
         (c) the total dollar  amount of  services  provided,  broken
             down by associate company.     None.



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                                S I G N A T U R  E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 21st day of August, 2001.

                                     CSW Energy, Inc.

                               /s/   Armando Pena

                                     Armando Pena
                                     Treasurer

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                                                                         Exhibit A

                                 CSW Energy, Inc.
                                  Balance Sheet
                                  June 30, 2001
                                   (Unaudited)
                                     ($000's)


Assets

Current Assets
   Cash and cash equivalents                                                $4,754
   Accounts receivable                                                      21,142
   Prepaid expenses                                                          6,305
                                                                        -----------

               Total current assets                                         32,201


Investments In and Advances to Energy Projects                             143,720

Notes Receivable - Affiliate                                               206,708

Other Assets
  Construction in progress and project development costs                   272,725
  Property, Plant, and Equipment, net                                       19,978
  Other - net                                                                6,298
                                                                        -----------

               Total other assets                                          299,001
                                                                        -----------

                  Total assets                                            $681,630
                                                                        ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                         $4,287
   Accrued liabilities and other                                            12,899
   Current maturities of long term debt                                    200,000
                                                                        -----------

               Total current liabilities                                   217,186

Notes Payable - Affiliate                                                  197,538

Deferred Income Taxes                                                       44,490

Other                                                                       24,254
                                                                        -----------

               Total liabilities                                           483,468


Minority Interest                                                               50

Shareholder's Equity
   Common stock                                                                  1
   Additional paid-in-capital                                              108,139
   Accumulated retained earnings                                            89,972
                                                                        -----------

               Total shareholder's equity                                  198,112
                                                                        -----------

                  Total liabilities and shareholder's equity              $681,630
                                                                        ===========
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                                                                                                        Exhibit B


                                                CSW Energy, Inc.
                                              Statements of Income
                               For the Twelve Months Ended June 30, 2001 and 2000
                                                   (Unaudited)
                                                    ($000's)

                                                                                  2001                  2000

OPERATING REVENUE:
              Electric revenues                                                     $87,201              $ 72,579
              Thermal revenues                                                            -                13,538
              Equity in Income from energy projects                                  16,416                17,224
              Operating and mantenance contract services                             13,717                10,425
              Construction contract revenue                                          47,260                61,935
              Other                                                                    (931)                  618
                                                                              --------------       ---------------
                          Total operating revenue                                   163,663               176,319


OPERATING EXPENSES:
              Fuel                                                                   61,322                53,663
              Operating, maintnance and supplies                                      7,519                 9,973
              Depreciation and amortization                                           3,414                 4,104
              Salaries, wages and benefits                                            6,805                14,999
              Construction contract expenses                                         55,487                69,873
              General and administrative                                             15,449                13,460
              Operating and maintenance contract services                             8,428                 6,381
                                                                              --------------       ---------------
                          Total operating expenses                                  158,424               172,453

INCOME FROM OPERATIONS                                                                5,239                 3,866

OTHER INCOME (EXPENSE)
              Interest income                                                        43,171                25,562
              Interest expense                                                      (45,339)              (18,894)
              Sale of project ownership interest                                     72,229                51,150
              Other, net                                                                176                     -
                                                                              --------------       ---------------
                          Total other (expense)                                      70,237                57,818

INCOME  BEFORE INCOME TAXES                                                          75,476                61,684

PROVISION  FOR INCOME TAXES                                                          26,153                26,002
                                                                              --------------       ---------------

               Net income                                                           $49,323              $ 35,682
                                                                              ==============       ===============

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